Exhibit 99.1

ECI Reports Continued Momentum in
Revenues, Cash and Net Income

-- Quarterly Revenues Reached $164 Million;
Pro Forma Net Income Totaled $10.6 Million--

PETAH TIKVA, ISRAEL - August 1, 2007 - ECI Telecom (NASDAQ: ECIL) a global provider of networking infrastructure equipment, reported today its financial results for the second quarter of 2007, ended June 30.

Revenues for the quarter reached $164 million, compared with $170 million in the second quarter of 2006 and $155 million in the first quarter of 2007.

GAAP net income reached $24.8 million, or $0.20 per share on a fully diluted basis, compared with second quarter 2006 net income of $9.6 million, or $0.08 per diluted share. In the first quarter of 2007, ECI earned $18.7 million, or $0.15 per share on a fully diluted basis.

Pro forma, non GAAP net income for the second quarter of 2007 reached $10.6 million or $0.09 per diluted share, similar to pro forma, non GAAP net income of $10.7 million, or $0.09 per diluted share in the second quarter of 2006. In the first quarter of 2007, ECI earned, on a pro forma, non GAAP basis, $9.7 million, or $0.08 per share on a fully diluted basis.

ECI’s pro forma, non GAAP, operating income and net income differs from results reported under U.S. GAAP. Non GAAP net income for the second quarter of 2007 is lower than GAAP net income by net $14.2 million due to adjustments made for the following items:

s	The amortization of acquired intangible assets;
s	The impact of share-based compensation;
s	Recovery of doubtful debt;
s	A gain from selling shares of Veraz Networks in the initial public offering; and
s	Tax paid in connection with the above mentioned recovery of doubtful debt.

ECI has been providing non GAAP results reflecting these adjustments, as applicable, since the third quarter of 2005. Please see the accompanying Tables 4, 5, 6 and 7 for a full reconciliation of GAAP to non GAAP results.

As of June 30, 2007, ECI’s cash, including short and long-term deposits and marketable securities, totaled $283 million, or $2.3 per share, with no debt, an increase of $25 million compared with the end of the first quarter of 2007.

Revenues for the Transport Networking Division (reflecting the merger of our Optical Networks and Data Networking Divisions), totaled $109 million for the quarter. This represents a 15% increase from $95 million in the comparable quarter last year and up approximately $4 million compared with the first quarter of 2007. On a GAAP basis, operating income for the Division reached $5.5 million, while on a pro forma, non GAAP, basis, operating income reached $7.6 million.

Revenues for the Broadband Access Division totaled $50 million for the quarter, down from $66 million in the comparable quarter last year and up from $45 million in the first quarter of 2007. On a GAAP basis, operating income for the Division totaled $6.9 million, while pro forma, non GAAP operating income was $7.2 million.

As previously reported, on April 4, 2007, Veraz Networks priced its initial public offering on NASDAQ. ECI sold 2.25 million shares at the public offering price of $8 per share (before underwriting discounts). ECI will record gains totaling close to $40 million in connection with the initial public offering. This amount is comprised of the following:

s	Tax benefit resulting from a reduction in a deferred tax asset valuation allowance in the amount of $12.5 million, reported in the first quarter of 2007;

s	Gain of $15.5 million from the sale by ECI of 2.25 million shares, reported in this quarter; and

s	Gain resulting from the increase in the book value of Veraz Networks due to the IPO, in the amount of $12 million, to be recorded in the third quarter of 2007.

Following the offering, ECI owns 27.5% (23% on a fully diluted basis) of the common stock of Veraz Networks. ECI continues to reflect its share of Veraz Networks’ results under “Company’s equity in results of investee companies” (on a non-fully diluted basis).

Commenting on the results, Rafi Maor, ECI’s President and CEO stated:

“I am pleased with our second quarter results as they reflect the continued positive momentum in our business. Our transport business remains strong, growing 15% year-over-year, its sixteenth consecutive quarter of revenue growth. This Division continues to benefit from similar trends we previously discussed, such as a steady growth in cellular subscribers in emerging markets; a transition in our customers business in connection with their desire to offer new Ethernet based services; and the need for advanced optical solutions to better manage the optical backbone of the network.”

“Our broadband business also marked another positive quarter, with 13% sequential growth, driven primarily by healthy demand from the Division’s two principal customers. At the same time, expanding our customer base remains a strategic focus of the Division and our efforts are progressing as planned.”

“Finally, last month we announced an agreement according to which ECI will be acquired by a group of private equity investors. I believe that this transaction will allow us to refocus our efforts and enhance our ability to serve our customers, better positioning us to achieve ECI’s long term strategic goals. I would like to take this opportunity to thank ECI’s long term shareholders for their continued support and confidence in the company and its management, as well as our dedicated employees worldwide, who make our accomplishments possible,” Mr. Maor concluded.

Update on Transaction

On July 2, 2007, ECI announced that it entered into a definitive merger agreement for the Company to be acquired by affiliates of the Swarth Group and certain funds that have appointed Ashmore Investment Management Limited as their investment manager. Under the terms of the agreement, ECI shareholders will receive $10 per share in cash at closing (subject to applicable withholding taxes), in a transaction valued at approximately $1.2 billion.

On July 25, 2007, ECI published notice of a meeting of shareholders to be held on August 29, 2007, at which the shareholders will vote on the approval of the merger and other matters. A proxy statement was mailed to shareholders shortly thereafter.

On July 31, 2007, the “Go Shop” period, during which the Company could actively solicit alternative proposals from third parties, expired. Prior to such expiration, the Company did not receive any alternative proposals to acquire ECI.

As indicated in the proxy statement, the Company currently expects the closing to take place in the fall of 2007. The closing of the transaction is subject to shareholder approval, certain regulatory approvals and other customary closing conditions.

Conference Call & Webcast

ECI Telecom’s management will hold a conference call to discuss the Company’s second quarter 2007 financial results tomorrow, Thursday, August 2, 2007, at 8:30 am ET, 3:30 pm Israel time. Management’s comments will not followed by a Q&A session. To access the conference call, please dial one of the following numbers: US: (800) 230-1074, International: +1 (612) 332-0226, Israel: 1 (809) 370-052.

A replay of the conference call will be available from 12:00 pm ET on August 2, 2007 through August 10, 2007, at 11:59 am ET. To access the replay, please dial: US: (800) 475-6701, International: +1 (320) 365-3844. Access code for both: 881167

A live webcast of the conference call can be accessed on the ECI Telecom website at www.ecitele.com. The webcast will also be archived on ECI Telecom’s website following the call.

Use of Pro Forma Non GAAP Information

ECI uses non GAAP financial measures to enhance understanding of its operational financial performance. ECI believes that providing each of these non GAAP financial measurements is useful to management and investors because they provide a consistent basis for comparison of its financial condition and results of operations between quarters. The presentation of this additional information is not meant to be considered in isolation or as a substitute for earnings per share or net income calculated in accordance with GAAP, and should be read only in conjunction with our condensed consolidated financial statements prepared in accordance with GAAP.

About ECI Telecom

ECI Telecom delivers innovative communications platforms to carriers and service providers worldwide. ECI provides efficient platforms and solutions that enable customers to rapidly deploy cost-effective, revenue-generating services.

Founded in 1961, Israel-based ECI has consistently delivered customer-focused networking solutions to the world’s largest carriers. The Company is also a market leader in many emerging markets. ECI provides scalable broadband access, transport and data networking infrastructure that provides the foundation for the communications of tomorrow, including next-generation voice, IPTV, mobility and other business solutions. For more information, please visit www.ecitele.com.

Forward Looking Statements.

Certain statements in this press release, including but not limited to those relating to the proposed transaction with the buyers, constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of ECI to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Statements preceded by, followed by or that otherwise include the words “believes”, “expects”, “anticipates”, “intends”, “projects”, “estimates”, “plans”, “may increase”, “may fluctuate” and similar expressions or future or conditional verbs such as “will”, “should”, “would”, “may” and “could” are generally forward-looking in nature and not historical facts. Any statements that refer to expectations or other characterizations of future events, circumstances or results are forward-looking statements. Various factors that could cause actual results to differ materially from those expressed in such forward-looking statements include but are not limited to risks associated with uncertainty as to whether the announced transaction will be completed, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, costs and potential litigation associated with the announced transaction, the failure to obtain stockholder approval for the merger, the inability to obtain, or meet specific conditions imposed for applicable regulatory approvals relating to the announced transaction, the failure of either party to meet the closing conditions set forth in the merger agreement, the failure to obtain the necessary debt financing arrangements set forth in commitment letters received in connection with the merger, risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the proposed transaction, the extent and timing of regulatory approvals, and the distraction of management and the Company resulting from the proposed transaction. Other such risks, include, but are not limited to, the failure to occur of the anticipated continued fast growth of the cellular markets particularly in emerging markets, our inability to grow the broadband access business as anticipated through sales to tier one accounts in Europe, Asia, and in emerging markets, failure to recognize cost-savings and synergies relating to the combination of the Optical Networks Division and the Data Networking Division, failure to anticipate market demands and develop the necessary products to answer these demands, the impact of the newly adopted SFAS 123R regarding the expensing of option-based payments, which has, and is expected to continue to, result in higher compensation expenses, actual revenues earned from announced contracts, the possibility of future net losses, rapid technological change in our markets, possible impact of customer dissatisfaction with some of our newer products, competitive factors, price erosion in the market for certain of our products, dependence on large customers, fluctuations in our quarterly and annual results, risks associated with international sales, risks relating to our intellectual property, the failure of the geographic and product markets in which we sell to grow as anticipated, unexpected tax demands, currency fluctuations, potentially disruptive acquisitions, dependence on limited suppliers and subcontractors, as well as risks related to operations in Israel, as well as the risk factors discussed from time to time by the Company in reports filed or furnished with the US Securities and Exchange Commission (the “SEC”).

In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Important assumptions and other important factors that could cause actual results to differ materially from those in the forward looking statements are specified in ECI’s filings with the SEC, including ECI’s Annual Report on Form 20-F for the year ended December 31, 2006, under headings such as “Risk Factors” “Trend Information” and “Operating and Financial Review and Prospects.” Except for ECI’s ongoing obligations to disclose material information under the federal securities laws, ECI undertakes no obligation to release any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events unless required by law.

Contact:

Elana Holzman, VP Investor Relations, ECI Telecom, Tel: +972-3-926-6255, elana.holzman@ecitele.com

TABLE - 1
ECI TELECOM LTD.
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In millions of U.S. dollars, except per share figures)

	Three Months Ended		Six Months Ended		Three Months ended
	June 30,		June 30,		March 31,
	2007	2006	2007	2006	2007
Revenues	164.1	170.3	319.3	332.3	155.1
Cost of revenues	93.1	103.3	180.9	200.3	87.8
Gross profit	71.0	66.9	138.4	131.9	67.4
Research and development costs, net	26.5	25.4	51.7	50.4	25.2
Selling and marketing expenses	25.4	24.2	50.5	46.1	25.1
General and administrative expenses	11.9	11.5	22.9	24.1	11.0
Recovery of doubtful debt	(3.2)	-	(3.2)	-	-
Amortization of acquisition-related intangible assets	1.1	1.3	2.4	2.5	1.3
Operating income	9.2	4.6	14.1	8.8	4.9
Financial income, net	2.3	2.4	4.2	4.6	1.9
Other income, net	15.6	4.5	15.8	4.5	0.2
Income from continuing operations
before taxes on income	27.1	11.5	34.1	17.8	7.0
Taxes on income	(2.0)	(1.2)	9.6	(2.2)	11.6
Income from continuing operations
after taxes on income	25.1	10.3	43.7	15.6	18.5
Company's equity in results of
investee companies	(0.4)	(0.7)	(0.4)	(2.9)	(0.1)
Minority interest	-	-	0.2	-	0.2
Net income	24.8	9.6	43.5	12.7	18.7

Basic earnings per share
Net earnings per ordinary share ($)	0.21	0.08	0.37	0.11	0.16

Weighted average number of shares outstanding used to compute basic earnings per share - in millions	118.2	116.1	118.0	114.7	117.8

Diluted earnings per share
Net earnings per ordinary share ($)	0.20	0.08	0.36	0.11	0.15

Weighted average number of shares outstanding used to compute diluted earnings per share - in millions	121.4	120.5	121.3	119.7	121.0

TABLE - 2
ECI TELECOM LTD.
AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In millions of U.S. dollars)

	June 30,	March 31,	December 31,
	2007	2007	2006

Assets
Current Assets
Cash and cash equivalents	149.3	115.1	92.7
Short-term investments	90.7	80.3	80.7
Trade Receivables	167.5	156.5	187.4
Other receivables and prepaid expenses	34.7	37.6	31.9
Work in progress	20.8	17.8	13.1
Inventories	140.1	152.4	159.4
Total current assets	603.2	559.8	565.2

Long-term receivables, net	10.5	9.4	6.3
Long-term deposits and marketable securities	42.8	62.7	72.8
Assets held for severance benefits	20.8	21.1	20.5
Investments	13.7	15.5	12.0
Property, plant and equipment, net	123.1	124.0	123.9
Software development costs, net	13.8	13.6	12.9
Goodwill	39.3	39.3	39.3
Other assets	53.3	54.8	43.0
Total assets	920.7	900.1	895.9

Liabilities and shareholders' equity
Current liabilities
Trade payables	65.6	64.4	83.0
Other payables and accrued liabilities	117.7	125.7	120.4
Total current liabilities	183.3	190.0	203.4

Long-term liabilities
Other liabilities	1.0	1.0	1.0
Liability for employee severance benefits	42.4	43.8	43.7
Total long-term liabilities	43.4	44.8	44.6

Total liabilities	226.7	234.8	248.0

Minority Interest	-	-	4.1
Shareholders' equity
Share capital	6.4	6.4	6.4
Capital surplus	667.8	664.3	661.1
Accumulated other comprehensive loss	(1.6)	(2.1)	(1.7)
Retained earnings (deficit)	21.4	(3.3)	(22.1)
Total shareholders' equity	694.0	665.3	643.7

Total Liabilities and shareholders' equity	920.7	900.1	895.9

TABLE - 3
ECI TELECOM LTD.
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions of U.S. dollars)

	Three Months Ended		Six Months Ended		Three Months ended
	June 30,		June 30,		March 31,
	2007	2006	2007	2006	2007
Cash flows provided by operating activities
Net income	24.8	9.6	43.5	12.7	18.7
Adjustments to reconcile net income to cashprovided by operating activities:
Depreciation and amortization	10.8	9.2	20.7	18.8	9.9
Share-based payments expenses	2.6	3.9	4.8	6.7	2.2
Gain on sale of property and equipment	(0.0)	(0.2)	0.0	(0.3)	0.0
Accrued severance pay, net	(1.2)	1.4	(1.6)	(1.1)	(0.4)
Capital gains, net	(15.5)	(4.0)	(15.7)	(3.7)	(0.2)
Other, net	0.2	(2.8)	(0.1)	(0.9)	(0.3)
Company's equity in results of investee companies	0.4	0.7	0.4	2.9	0.1
Loss (gain) from marketable securities	(0.0)	(0.1)	(0.0)	0.2	-
Minority interest	-	-	(0.2)	-	(0.2)
Decrease (increase) in working capital (including non-current maturities of trade receivables)	(6.0)	(6.3)	3.4	(3.3)	9.4
Increase in other long-term liabilities	(0.0)	0.8	0.0	0.8	0.0
Deferred taxes	0.3	-	(12.7)	-	(13.0)
Net cash provided by operating activities	16.4	12.1	42.6	32.8	26.2
Net cash provided by (used in) by investing activities
Investments in deposits, net	(31.2)	0.0	(27.6)	0.4	3.6
Software development costs capitalized	(3.3)	(1.7)	(6.5)	(3.5)	(3.1)
Investment in property, plant and equipment	(5.8)	(7.2)	(12.3)	(13.6)	(6.5)
Proceeds from sale of property, plant and equipment	0.0	0.2	0.2	0.5	0.1
Payments for acquisition of additional shares in consolidated subsidiary	-	-	(2.8)	-	(2.8)
Investment in investee companies, net	-	-	(3.3)	(0.3)	(3.3)
Repayment of long term loans granted	-	0.1	-	0.2	-
Proceeds from sale of shares in investee company	16.7	-	16.7	-	-
Investments in marketable securities	(2.3)	(4.3)	(59.9)	(25.1)	(57.6)
Proceeds from realization of marketable securities	42.7	11.6	107.3	19.3	64.6
Net cash provided by (used in) by investing activities	16.9	(1.3)	11.9	(22.0)	(5.0)
Cash flows provided by financing activities
Exercise of stock options	1.0	1.6	2.0	10	1.0
Net cash provided by financing activities	1.0	1.6	2.0	10.0	1.0

Effect of change in exchange rate on cash	(0.0)	0.4	0.2	0.2	0.2

Net increase in cash and cash equivalents	34.2	12.8	56.6	21.1	22.4

Cash and cash equivalents at beginning of period	115.1	72.1	92.7	63.8	92.7

Cash and cash equivalents at end of period	149.3	84.9	149.3	84.9	115.1

TABLE - 4
ECI TELECOM LTD.
AND SUBSIDIARIES
PROFORMA CONSOLIDATED STATEMENTS OF OPERATIONS
This schedule is to assist the reader in reconciling from the GAAP reported results to Proforma results
(In millions of U.S. dollars, except per share figures)

	Three months ended June 30,					Three months ended March 31,
	2007					2007
	GAAP	Proforma				GAAP	Proforma
	Reported	Adjustments			Proforma	Reported	Adjustments			Proforma

Revenues	164.1	-			164.1	155.1	-			155.1
Cost of revenues	93.1	(0.2)	(A	)	93.0	87.8	(0.2)	(A	)	87.6
Gross profit	71.0	0.2			71.2	67.4	0.2			67.6
Research and development costs, net	26.5	(0.7)	(A	)	25.8	25.2	(0.8)	(A	)	24.4
Selling and marketing expenses	25.4	(0.4)	(A	)	25.0	25.1	(0.5)	(A	)	24.6
General and administrative expenses	11.9	(1.2)	(A	)	10.7	11.0	(0.8)	(A	)	10.2
Amortization of acquisition-related intangible assets	1.1	(1.1)			-	1.3	(1.3)			-
Recovery of doubtful debt	(3.2)	3.2			-	-	-			-
Operating income	9.2	0.5			9.7	4.9	3.5			8.4
Financial income, net	2.3	-			2.3	1.9	-			1.9
Other income, net	15.6	(15.5)	(C	)	0.2	0.2	-			0.2
Income from continuing operations before taxes on income	27.1	(15.0)			12.2	7.0	3.5			10.5
Taxes on income	(2.0)	0.8	(D	)	(1.2)	11.6	(12.5)	(B	)	(0.9)
Income from continuing operations after taxes on income	25.1	(14.2)			11.0	18.5	(9.0)			9.5
Company's equity in results of investee companies	(0.4)	-			(0.4)	(0.1)	-			(0.1)
Minority interest	-	-			-	0.2	-			0.2
Net income	24.8	(14.2)			10.6	18.7	(9.0)			9.7

Basic earnings per share
Net earnings per ordinary share ($)	0.21	(0.12)			0.09	0.16	(0.08)			0.08

Weighted average number of shares outstanding used to compute basic earnings per share - in millions	118.2	118.2			118.2	117.8	117.8			117.8

Diluted earnings per share
Net earnings per ordinary share ($)	0.20	(0.12)			0.09	0.15	(0.07)			0.08

Weighted average number of shares outstanding used to compute diluted earnings per share - in millions	121.4	121.4			121.4	121.0	121.0			121.0

(A)	Share based compensation.
(B)	Tax benefit resulting from a reduction in a deferred tax asset valuation allowance recorded in connection with the initial public offering of Veraz Networks Inc.
(C)	Gain from selling shares in Veraz Networks Inc.
(D)	Tax paid in connection with recovery of doubtful debt.

TABLE - 5
ECI TELECOM LTD.
AND SUBSIDIARIES
PROFORMA CONSOLIDATED STATEMENTS OF OPERATIONS
This schedule is to assist the reader in reconciling from the GAAP reported results to Proforma results
(In millions of U.S. dollars, except per share figures)

	Three months ended June 30,					Three months ended June 30,
	2007					2006
	GAAP	Proforma				GAAP	Proforma
	Reported	Adjustments			Proforma	Reported	Adjustments			Proforma

Revenues	164.1				164.1	170.3				170.3
Cost of revenues	93.1	(0.2)	(A	)	93.0	103.3	(0.4)	(A	)	103.0
Gross profit	71.0	0.2			71.2	66.9	0.4			67.3
Research and development costs, net	26.5	(0.7)	(A	)	25.8	25.4	(1.4)	(A	)	24.0
Selling and marketing expenses	25.4	(0.4)	(A	)	25.0	24.2	(0.8)	(A	)	23.4
General and administrative expenses	11.9	(1.2)	(A	)	10.7	11.5	(1.3)	(A	)	10.2
Amortization of acquisition-related intangible assets	1.1	(1.1)			-	1.3	(1.3)			-
Recovery of doubtful debt	(3.2)	3.2			-	-	-			-
Operating income	9.2	0.5			9.7	4.6	5.1			9.7
Financial income, net	2.3	-			2.3	2.4				2.4
Other income, net	15.6	(15.5)	(C	)	0.2	4.5	(4.1)	(B	)	0.4
Income from continuing operations before taxes on income	27.1	(15.0)			12.2	11.5	1.0			12.5
Taxes on income	(2.0)	0.8	(D	)	(1.2)	(1.2)				(1.2)
Income from continuing operations
after taxes on income	25.1	(14.2)			11.0	10.3	1.0			11.3
Company's equity in results of investee companies	(0.4)	-			(0.4)	(0.7)	-			(0.7)
Net income	24.8	(14.2)			10.6	9.6	1.0			10.7

Basic earnings per share
Net earnings per ordinary share ($)	0.21	(0.12)			0.09	0.08	0.01			0.09

Weighted average number of shares outstanding used to compute basic earnings per share - in millions	118.2	118.2			118.2	116.1	116.1			116.1

Diluted earnings per share
Net earnings per ordinary share ($)	0.20	(0.12)			0.09	0.08	0.01			0.09

Weighted average number of shares outstanding used to compute diluted earnings per share - in millions	121.4	121.4			121.4	120.5	120.5			120.5

(A)	Share based compensation.
(B)	Gain from distribution of ECtel shares as dividend in kind.
(C)	Gain from selling shares in Veraz Networks Inc.
(D)	Tax paid in connection with recovery of doubtful debt.

TABLE - 6
ECI TELECOM LTD.
AND SUBSIDIARIES
ADJUSTED CONSOLIDATED STATEMENTS OF OPERATIONS
This schedule is to assist the reader in reconciling from the GAAP reported results to Proforma results
(In millions of U.S. dollars, except per share figures)

	Six month ended June, 30					Six month ended June, 30
	2007					2006
	GAAP	Proforma				GAAP	Proforma
	Reported	Adjustments			Proforma	Reported	Adjustments			Proforma

Revenues	319.3				319.3	332.3				332.3
Cost of revenues	180.9	(0.4)	(A	)	180.5	200.3	(0.7)	(A	)	199.7
Gross profit	138.4	0.4			138.7	131.9	0.7			132.6
Research and development costs, net	51.7	(1.5)	(A	)	50.2	50.4	(2.3)	(A	)	48.1
Selling and marketing expenses	50.5	(0.9)	(A	)	49.6	46.1	(1.4)	(A	)	44.7
General and administrative expenses	22.9	(2.0)	(A	)	20.9	24.1	(2.3)	(A	)	21.8
Amortization of acquisition-related intangible assets	2.4	(2.4)			-	2.5	(2.5)			-
Recovery of doubtful debt	(3.2)	3.2			-	-				-
Operating income	14.1	4.0			18.0	8.8	9.2			17.9
Financial income, net	4.2	-			4.2	4.6				4.6
Other income, net	15.8	(15.5)	(C	)	0.4	4.5	(4.1)	(D	)	0.4
Income from continuing operations before taxes on income	34.1	(11.5)			22.6	17.8	5.1			22.9
Taxes on income	9.6	(11.7)	(B	)	(2.1)	(2.2)				(2.2)
Income from continuing operations
after taxes on income	43.7	(23.1)			20.5	15.6	5.1			20.7
Company's equity in results of investee companies	(0.4)	-			(0.4)	(2.9)	-			(2.9)
Minority interest	0.2	-			0.2	-	-			-
Net income	43.5	(23.1)			20.3	12.7	5.1			17.8

Basic earnings per share
Net earnings per ordinary share ($)	0.37	(0.20)			0.17	0.11	0.04			0.16

Weighted average number of shares outstanding used to compute basic earnings per share - in millions	118.0	118.0			118.0	114.7	114.7			114.7

Diluted earnings per share
Net earnings per ordinary share ($)	0.36	(0.19)			0.17	0.11	0.04			0.15

Weighted average number of shares outstanding used to compute diluted earnings per share - in millions	121.3	121.3			121.3	119.7	119.7			119.7

(A)	Share based compensation.
(B)
Includes tax benefit resulting from a reduction in a deferred tax asset valuation allowance recorded in connection with the initial public offering of Veraz Networks Inc. of $12.5 million and tax paid in connection with recovery of doubtful debt of $0.8 million.

(C)	Gain from selling shares in Veraz Networks Inc.
(D)	Gain from distribution of ECtel shares as dividend in kind.

TABLE - 7
ECI TELECOM LTD.
AND SUBSIDIARIES
RECONCILIATION REPORT
This schedule is to assist the reader in reconciling from the GAAP reported operating income (loss) to Proforma operating income (loss)
(In millions of U.S. dollars)

	Three months ended June 30, 2007
	Transport Networking	Broadband Access	Other	Total
Revenues	108.9	50.5	4.8	164.1
Operating income (loss) - GAAP reported	5.5	6.9	(3.2)	9.2
Proforma adjustments
Share based compensation	0.9	0.3	1.3	2.6
Amortization of acquisition-related intangible assets	1.1	-	-	1.1
Recovery of doubtful debt	-	-	(3.2)	(3.2)
Total proforma adjustments	2.0	0.3	(1.8)	0.5
Operating income (loss) - Proforma	7.6	7.2	(5.1)	9.7

	Three months ended March 31, 2007
	Transport Networking	Broadband Access	Other	Total
Revenues	104.7	44.8	5.6	155.1
Operating income (loss) - GAAP reported	6.8	3.8	(5.7)	4.9
Proforma adjustments
Share based compensation	1.0	0.3	0.9	2.2
Amortization of acquisition-related intangible assets	1.3	-	-	1.3
Total proforma adjustments	2.3	0.3	0.9	3.5
Operating income (loss) - Proforma	9.1	4.1	(4.8)	8.4

	Three months ended June 30, 2006
	Transport Networking	Broadband Access	Other	Total
Revenues	94.5	66.4	9.3	170.3
Operating income (loss) - GAAP reported	3.8	3.9	(3.2)	4.6
Proforma adjustments
Share based compensation	1.7	0.6	1.6	3.9
Amortization of acquisition-related intangible assets	1.3	-	-	1.3
Total proforma adjustments	2.9	0.6	1.6	5.1
Operating income (loss) - Proforma	6.8	4.5	(1.5)	9.7